Nsightify

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-34,592.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Software-Development and Other:Software for Apps:Accumulated Depreciation-Software-Apps	12,961.00
Accounts Payable (A/P)	13,716.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**26,677.90**
Net cash provided by operating activities	**$ -7,915.03**
INVESTING ACTIVITIES	
Software-Development and Other:Software for Apps	-109,623.60
Net cash provided by investing activities	**$ -109,623.60**
FINANCING ACTIVITIES	
Simple Agreement for Future Equity:Anwar Payyoorayil	30,000.00
Simple Agreement for Future Equity:Rachael Waldinger	60,000.00
Shareholder Contributions:Jason Bonham	26,500.00
Shareholder Contributions:John Dadey	10,000.00
Shareholder Distributions:Distributions-John Dadey	-3,780.00
Net cash provided by financing activities	**$122,720.00**
NET CASH INCREASE FOR PERIOD	**$5,181.37**
Cash at beginning of period	4,500.00
CASH AT END OF PERIOD	**$9,681.37**